FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	March 19, 2018
Toronto – FR
Frankfurt – FMV

First Majestic Renews Share Repurchase Program

First Majestic Silver Corp. (“First Majestic” or the “Company”) announces that its board of directors has approved the extension of its share repurchase program (the “Share Repurchase”) pursuant to a normal course issuer bid in the open market through the facilities of the Toronto Stock Exchange (“TSX”) or alternative Canadian market places over the next 12 months. Pursuant to the Share Repurchase, the Company proposes to repurchase up to 8,286,401 common shares of the Company which represents 5% of the 165,728,029 issued and outstanding shares of the Company as of March 12, 2018.

In order to implement the Share Repurchase, First Majestic has received TSX approval of its notice of intention to make a normal course issuer bid. The notice provides that First Majestic may, during the 12 month period commencing on March 21, 2018 and ending on or before March 20, 2019, purchase up to 8,286,401 common shares through the facilities of the TSX and alternative Canadian marketplaces.

In accordance with TSX rules, daily purchases made by the Company on the TSX will not exceed 183,231 common shares, or 25% of First Majestic’s average daily trading volume of 732,923 common shares on the TSX for the six calendar months preceding the date of the acceptance of the original notice, subject to certain prescribed exemptions.

The Company repurchased 230,000 common shares for cancellation for a volume weighted average price of CDN$7.00 under its prior normal course issuer bid which commenced on March 21, 2017 and expires on March 20, 2018.

First Majestic will make no purchases of common shares other than open-market purchases. The price that the Company will pay for any common shares will be the prevailing market price of such shares at the time of acquisition. All common shares purchased pursuant to the Share Repurchase will be cancelled.

The Company believes that, from time to time, the market price of its common shares may not fully reflect the underlying value of the Company’s business and its future business prospects. The Company believes that at such times the purchase of common shares would be in the best interests of the Company. Such purchases are expected to benefit all remaining shareholders by increasing their equity interest in the Company.

ABOUT THE COMPANY
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 10.6 to 11.8 million ounces of pure silver or 15.7 to 17.5 million ounces of silver equivalents in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.
These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.
Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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